# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AGORA, INC., CIK 0001802883
CUSIP: 00851L103
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 2804 MISSION COLLEGE BLVD,, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-114984
Filed by CIK 0001519518

## Reporting persons
- TMT General Partner Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 26,318,731; shared voting power 0; sole dispositive power 26,318,731; shared dispositive power 0; aggregate amount beneficially owned 26,318,731 (8.9% of the class)
  Comment: (1) For row 5, 7 and 9: Represents (a) 990,020 Class A ordinary shares held by Morningside China TMT Fund II, L.P.; (b) 11,514,088 Class A ordinary shares held by Morningside China TMT Top Up Fund, L.P.; (c) 12,558,748 Class A ordinary shares held by Morningside China TMT Special Opportunity Fund II, L.P.; and (d) 1,255,875 Class A ordinary shares held by Morningside China TMT Fund IV Co-Investment, L.P.. Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by Morningside China TMT GP II, L.P., their general partner. Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P. are controlled by Morningside China TMT GP IV, L.P., their general partner. Morningside China TMT GP II, L.P. and Morningside China TMT GP IV, L.P. are controlled by TMT General Partner Ltd., their general partner.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on 297,156,593 Class A ordinary shares outstanding as of December 31, 2024 as informed by the Issuer.
- Morningside China TMT GP II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 12,504,108; shared voting power 0; sole dispositive power 12,504,108; shared dispositive power 0; aggregate amount beneficially owned 12,504,108 (4.2% of the class)
  Comment: (1) For row 5, 7 and 9: Represents (a) 990,020 Class A ordinary shares held by Morningside China TMT Fund II, L.P.; and (b) 11,514,088 Class A ordinary shares held by Morningside China TMT Top Up Fund, L.P.. Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by Morningside China TMT GP II, L.P., their general partner. Morningside China TMT GP II, L.P. is controlled by TMT General Partner Ltd., its general partner.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on 297,156,593 Class A ordinary shares outstanding as of December 31, 2024 as informed by the Issuer.
- Morningside China TMT Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 990,020; shared voting power 0; sole dispositive power 990,020; shared dispositive power 0; aggregate amount beneficially owned 990,020 (0.3% of the class)
  Comment: (1) For row 11: The ownership percentage of the Reporting Person is calculated based on 297,156,593 Class A ordinary shares outstanding as of December 31, 2024 as informed by the Issuer.
- Morningside China TMT Top Up Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 11,514,088; shared voting power 0; sole dispositive power 11,514,088; shared dispositive power 0; aggregate amount beneficially owned 11,514,088 (3.9% of the class)
  Comment: (1) For row 11: The ownership percentage of the Reporting Person is calculated based on 297,156,593 Class A ordinary shares outstanding as of December 31, 2024 as informed by the Issuer.
- Morningside China TMT GP IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 13,814,623; shared voting power 0; sole dispositive power 13,814,623; shared dispositive power 0; aggregate amount beneficially owned 13,814,623 (4.7% of the class)
  Comment: (1) For row 5, 7 and 9: Represents (a) 12,558,748 Class A ordinary shares held by Morningside China TMT Special Opportunity Fund II, L.P.; and (b) 1,255,875 Class A ordinary shares held by Morningside China TMT Fund IV Co-Investment, L.P.. Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P. are controlled by Morningside China TMT GP IV, L.P., their general partner. Morningside China TMT GP IV, L.P. is controlled by TMT General Partner Ltd., its general partner.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on 297,156,593 Class A ordinary shares outstanding as of December 31, 2024 as informed by the Issuer.
- Morningside China TMT Special Opportunity Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 12,558,748; shared voting power 0; sole dispositive power 12,558,748; shared dispositive power 0; aggregate amount beneficially owned 12,558,748 (4.2% of the class)
  Comment: (1) For row 11: The ownership percentage of the Reporting Person is calculated based on 297,156,593 Class A ordinary shares outstanding as of December 31, 2024 as informed by the Issuer.
- Morningside China TMT Fund IV Co-Investment, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,255,875; shared voting power 0; sole dispositive power 1,255,875; shared dispositive power 0; aggregate amount beneficially owned 1,255,875 (0.4% of the class)
  Comment: (1) For row 11: The ownership percentage of the Reporting Person is calculated based on 297,156,593 Class A ordinary shares outstanding as of December 31, 2024 as informed by the Issuer.
- 5Y Capital GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,901,703; shared voting power 0; sole dispositive power 8,901,703; shared dispositive power 0; aggregate amount beneficially owned 8,901,703 (3% of the class)
  Comment: (1) For row 5, 7 and 9: Represents (a) 7,740,611 Class A ordinary shares held by Evolution Special Opportunity Fund I, L.P.; and (b) 1,161,092 Class A ordinary shares held by Evolution Fund I Co-investment, L.P.. Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. are controlled by 5Y Capital GP Limited, their general partner.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on 297,156,593 Class A ordinary shares outstanding as of December 31, 2024 as informed by the Issuer.
- Evolution Special Opportunity Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,740,611; shared voting power 0; sole dispositive power 7,740,611; shared dispositive power 0; aggregate amount beneficially owned 7,740,611 (2.6% of the class)
  Comment: (1) For row 11: The ownership percentage of the Reporting Person is calculated based on 297,156,593 Class A ordinary shares outstanding as of December 31, 2024 as informed by the Issuer.
- Evolution Fund I Co-investment, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,161,092; shared voting power 0; sole dispositive power 1,161,092; shared dispositive power 0; aggregate amount beneficially owned 1,161,092 (0.4% of the class)
  Comment: (1) For row 11: The ownership percentage of the Reporting Person is calculated based on 297,156,593 Class A ordinary shares outstanding as of December 31, 2024 as informed by the Issuer.

## Item 1. Issuer
Name of issuer: AGORA, INC.
Address of issuer's principal executive offices: 2804 MISSION COLLEGE BLVD, Santa Clara, CA, 95054

## Item 2. Person Filing
Name of person filing:
I.TMT General Partner Ltd.
II.Morningside China TMT GP II, L.P.
III.Morningside China TMT Fund II, L.P.
IV.Morningside China TMT Top Up Fund, L.P.
V.Morningside China TMT GP IV, L.P.
VI.Morningside China TMT Special Opportunity Fund II, L.P.
VII.Morningside China TMT Fund IV Co-Investment, L.P.
VIII.5Y Capital GP Limited
IX.Evolution Special Opportunity Fund I, L.P.
X.Evolution Fund I Co-investment, L.P.
Address of principal business office or, if none, residence:
I. II. III. IV. V. VI. VII. VIII. IX & X:
c/o Suite 905-6, 9th Floor
ICBC Tower, Three Garden Road
Hong Kong
Citizenship: I. II. III. IV. V. VI. VII. VIII. IX & X: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Items 4(a) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote:
The information required by Items 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.

Morningside China TMT Fund II, L.P. is the record owner of 990,020 Class A ordinary shares; Morningside China TMT Top Up Fund, L.P. is the record owner of 11,514,088 Class A ordinary shares; Morningside China TMT Special Opportunity Fund II, L.P. is the record owner of 12,558,748 Class A ordinary shares; and Morningside China TMT Fund IV Co-Investment, L.P. is the record owner of 1,255,875 Class A ordinary shares. Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by Morningside China TMT GP II, L.P., their general partner. Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P. are controlled by Morningside China TMT GP IV, L.P., their general partner. Morningside China TMT GP II, L.P. and Morningside China TMT GP IV, L.P. are controlled by TMT General Partner Ltd., their general partner. TMT General Partner Ltd. is controlled by its board consisting of three individuals, including Jianming Shi, Qin Liu and Gerald Lokchung Chan, who have the voting and dispositive powers over the shares held by Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund, L.P., Morningside China TMT Special Opportunity Fund II, L.P., and Morningside China TMT Fund IV Co-Investment, L.P.

Evolution Special Opportunity Fund I, L.P. is the record owner of 7,740,611 Class A ordinary shares and Evolution Fund I Co-investment, L.P. is the record owner of 1,161,092 Class A ordinary shares. Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. are controlled by 5Y Capital GP Limited, their general partner. 5Y Capital GP Limited is controlled by its board consisting of three individuals, including Qin Liu, Claris Ruwende and Ting Yue LIOW, who have the voting and dispositive powers over the shares held by Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P..
Shared power to vote or to direct the vote: The information required by Items 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition:
The information required by Items 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.

Morningside China TMT Fund II, L.P. is the record owner of 990,020 Class A ordinary shares; Morningside China TMT Top Up Fund, L.P. is the record owner of 11,514,088 Class A ordinary shares; Morningside China TMT Special Opportunity Fund II, L.P. is the record owner of 12,558,748 Class A ordinary shares; and Morningside China TMT Fund IV Co-Investment, L.P. is the record owner of 1,255,875 Class A ordinary shares. Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by Morningside China TMT GP II, L.P., their general partner. Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P. are controlled by Morningside China TMT GP IV, L.P., their general partner. Morningside China TMT GP II, L.P. and Morningside China TMT GP IV, L.P. are controlled by TMT General Partner Ltd., their general partner. TMT General Partner Ltd. is controlled by its board consisting of three individuals, including Jianming Shi, Qin Liu and Gerald Lokchung Chan, who have the voting and dispositive powers over the shares held by Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund, L.P., Morningside China TMT Special Opportunity Fund II, L.P., and Morningside China TMT Fund IV Co-Investment, L.P.

Evolution Special Opportunity Fund I, L.P. is the record owner of 7,740,611 Class A ordinary shares and Evolution Fund I Co-investment, L.P. is the record owner of 1,161,092 Class A ordinary shares. Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. are controlled by 5Y Capital GP Limited, their general partner. 5Y Capital GP Limited is controlled by its board consisting of three individuals, including Qin Liu, Claris Ruwende and Ting Yue LIOW, who have the voting and dispositive powers over the shares held by Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P..
Shared power to dispose or to direct the disposition: The information required by Items 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. 99.1: Joint Filing Agreement dated February 16, 2021 by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 16, 2021).

## Signatures
- TMT General Partner Ltd.: /s/ LIU, Qin, LIU, Qin/Director (02/10/2025)
- Morningside China TMT GP II, L.P.: /s/ LIU, Qin, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (02/10/2025)
- Morningside China TMT Fund II, L.P.: /s/ LIU, Qin, Morningside China TMT GP II, L.P., as its general partner, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (02/10/2025)
- Morningside China TMT Top Up Fund, L.P.: /s/ LIU, Qin, Morningside China TMT GP II, L.P., as its general partner, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (02/10/2025)
- Morningside China TMT GP IV, L.P.: /s/ LIU, Qin, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (02/10/2025)
- Morningside China TMT Special Opportunity Fund II, L.P.: /s/ LIU, Qin, Morningside China TMT GP IV, L.P., as its general partner, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (02/10/2025)
- Morningside China TMT Fund IV Co-Investment, L.P.: /s/ LIU, Qin, Morningside China TMT GP IV, L.P., as its general partner, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (02/10/2025)
- 5Y Capital GP Limited: /s/ LIU, Qin, LIU, Qin/Director (02/10/2025)
- Evolution Special Opportunity Fund I, L.P.: /s/ LIU, Qin, 5Y Capital GP Limited, as its general partner, LIU, Qin/Director (02/10/2025)
- Evolution Fund I Co-investment, L.P.: /s/ LIU, Qin, 5Y Capital GP Limited, as its general partner, LIU, Qin/Director (02/10/2025)